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                           July 6, 2022

       Archil Cheishvili
       Chief Executive Officer
       GenesisAI Corporation
       201 SE 2nd Ave.
       Miami, Florida 33131

                                                        Re: GenesisAI
Corporation
                                                            Post-Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed June 30, 2022
                                                            File No. 024-11794

       Dear Mr. Cheishvili:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Louis A. Bevilacqua,
Esq.